UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
UNIHOLDING CORPORATION
-----------------------------------------
(Name of Issuer)
Common Stock, $.01 Par Value
-----------------------------------------
(Title of Class Securities)
904761202
-----------------------------------------
(CUSIP Number)
David J. Allen, Esquire, 290 South County Farm Rd., Third
Floor, Wheaton, IL 60187-4526 (630) 588-7200
-----------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
August 28, 2000
-----------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 872876107    PAGE 2 OF 31 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Grace Brothers, Ltd.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/ /
(b)/X/

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP
              7 SOLE VOTING POWER
NUMBER OF       444,587 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        0 (see Item 5)
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          444,587 SHARES
WITH         10 SHARED DISPOSITIVE POWER
                0 (see Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
444,587 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5%

14 TYPE OF REPORTING PERSON*
BD,PN

*Based on 2,069,848 shares indicated as outstanding on the Form 10-K filed by UniHolding Corporation on February 18,
2000.

Page 3 of 31 Pages
Item 1.  Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of UniHolding Corporation, a Delaware corporation, (the
"Company"). The principal executive office of the Company is located at 96 Spring Street, New York,
New York 10012.

Item 2.  Identity and Background

(a) This statement is filed by Grace Brothers, Ltd., an Illinois limited partnership (the "Reporting Person").
Bradford T. Whitmore ("Whitmore") and Spurgeon Corporation
("Spurgeon") are the general partners of the Reporting
Person.

(b) The business address of the Reporting Person and Whitmore is 1560 Sherman Avenue, Suite 900, Evanston, Illinois 60201.
The business address of Spurgeon is 290 South County Farm
Road, Third Floor, Wheaton, Illinois 60187.

(c) The Reporting Person is engaged in the business of purchasing, selling, investing and trading in securities.
Whitmore's principal occupation is that of being a general partner of the Reporting Person. The required information for Spurgeon is set forth in Exhibit A hereto and incorporated herein by this reference.

(d) None of the persons referred to in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the persons referred to in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is an Illinois limited partnership and Spurgeon is an Illinois Corporation. Whitmore is a citizen of the United States.

Item 3. Source and Amount of Funds

Reporting Person entered into a Subparticipation Agreement with Donaldson Luftkin & Jenrette Securities Corporation ("DLJ") under which it purchased a subparticipation interest (for a cost of $4,000,000.00) in the November 7, 1996 participation Agreement between DLJ and Unilab Corporation ("Participation Agreement"). As part of the Participation Agreement, DLJ purchased a 100% interest in a Promissory Note dated June 30 1995 in the original principal amount of $15,000,000 of Unilabs Group Limited and Company, as makers, to Unilab Corporation ("Promissory Note"). The Promissory Note provided that if the debt was not paid in full by January 1, 1997, "payment shall be effected by UniHolding [Company] immediately converting the unpaid amount of such obligation into shares of UniHolding's publicly traded common stock." The debt under the Promissory Note was not paid, and accordingly, on January 1, 1997, the Promissory Note converted into 1,394,963 shares of Company common stock. Reporting Person received 464,987 and currently holds 429,787 of those shares as part of this conversion. Reporting Person is also the owner of 14,800 shares of the Company stock, which it purchased in the open market at a price of $64,600.00.

Page 4 of 31 Pages
Item 4. Purpose of Transaction

The Reporting Person previously reported its position in the Company on Schedule 13G. This position is now being reported on this Schedule 13D due to the Reporting Person's actions concerning the Company as described herein. The Reporting Person believes that the Reporting Person's share price is undervalued in light of the share price of other public companies similarly situated, and believes it is in the best interest of the Company's stockholders to explore alternative ways of increasing stockholder value. To that end, on August 29, 2000, the Reporting Person submitted to the Company a request to include on the proxy statement to be distributed to the Company's stockholders in connection with the solicitation of proxies for the next meeting of the Company's stockholders a request to include on such proxy statement the names of three (3) persons that the Reporting Person is nominating for election to the Company's Board of Directors. The Reporting Person will nominate those persons whom it believes will seek to enhance stockholder value through the exploration of various alternatives and the issuance of directives to the Company's officers to act on one more of these alternatives. The Reporting Person also intends to have future communications with the Company's senior management and board of directors regarding taking actions to increase Company shareholder value.

The Reporting Person and Banc of America Securities, LLC ("BOA"), a subsidiary of Bank of America Corporation have an unwritten agreement that BOA will vote all of the shares beneficially owned by it for those persons whom the Reporting Person nominates for election to the Board of Directors of the Company, and the Reporting Person will vote all the shares beneficially owned by it for the person whom BOA nominates for election to the Board of Directors of the Company. BOA has beneficial ownership of 232,494 shares (approximately 11.2% of the total outstanding).

The Reporting Person expressly disclaims any admission that it has beneficial ownership of, or any pecuniary interest in, any shares of Common Stock except for the 444,587 shares with respect to which it possesses sole voting and dispositive power. In addition, the Reporting Person further disclaims the existence of a group.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person beneficially owns 444,587 shares of Common Stock of the Company, representing approximately 21.5% of the 2,069,848 shares outstanding as reported in the Company's most recently filed annual report on Form 10-K filed with the SEC on February 18, 2000 for the fiscal year ended May 31, 1999.

Page 5 of 31 Pages
As noted in Item 4, BOA has agreed to vote its 232,494 shares of common stock beneficially owned by it in favor of the Reporting Person's nominees to the Board of Directors. The Reporting Person expressly disclaims beneficial ownership of such shares.

(b) The Reporting Person has sole voting and dispositive power with respect to 444,587 shares of Common Stock of the Company. BOA has sole voting and dispositive power with respect to 232,494 shares of Common Stock of the Company, provided, however, that BOA has agreed to vote such shares in favor of the Reporting Person's nominees to the Board of Directors.

(c) There were no transactions in the Common Stock by the Reporting Persons in the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

As more fully described in Item 4, the Reporting Person has an unwritten understanding with BOA that BOA will vote all of the shares of Common Stock beneficially owned by it for those persons whom the Reporting Person nominates for election to the Board of Directors of the Company.

In addition, the Reporting Person and BOA are Plaintiffs in an action in Delaware Chancery Court, in which the Company, Unilabs Holdings SA ("Panama Holdings") (a Panamanian corporation which was formerly the Company's largest stockholder), Unilabs Group Limited ("UGL") (a British Virgin Island corporation which was formerly a wholly-owned subsidiary of the Company), and members of the Board of Directors of the Company are co-defendants. The Plaintiffs have alleged in the action that the co-defendants breached their fiduciary duties to the Company's non-controlling stockholders by allowing the controlling shareholders to obtain control of the Company's primary asset, its ownership of UGL, in self-dealing transactions. A copy of the Second Amended Complaint is attached as Exhibit B.

Item 7.  Material to be filed as Exhibits.

Exhibit A - Information Concerning Spurgeon.

Exhibit B - Complaint filed in the court of Chancery in the State of Delaware. (excluding exhibits)

Page 6 of 31 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2000

Grace Brothers, Ltd.

By:/s/ Bradford T. Whitmore
   ------------------------
       Bradford T. Whitmore
       General Partner

EXHIBIT A
Directors and Executive Officers of Spurgeon Corporation

Judith M. Van Kampen
101 Washington St.
Suite 770
Grand Haven, MI 49417-0070
Director of Spurgeon. Trustee of Judith M. Van Kampen Trust which is Manager of Van Kampen Asset Management Company, LLC.

Carla M. Van Kampen/Pierre
101 Washington St.
Suite 770
Grand Haven, MI 49417-0070
Director of Spurgeon. Trustee of Judith M. Van Kampen Trust which is Manager of Van Kampen Asset Management Company, LLC.

David G. Wisen
101 Washington St.
Suite 770
Grand Haven, MI 49417-0070
Director and President of Spurgeon.  President of Van Kampen
Asset Management Company, LLC.

David J. Allen
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Director, Vice President and Secretary of Spurgeon. Trustee of Judith M. Van Kampen Trust which is Manager of Van Kampen Asset Management Company, LLC. Senior Vice President and General Counsel of Van Kampen Asset Management Company, LLC.

Jerald A. Trannel
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Vice President and Treasurer of Spurgeon.  Controller of
Grace Brothers, Ltd. and Senior Vice President and Treasurer of Van Kampen Asset Management Company, LLC.

J. Timothy Onufrock
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Assistant Secretary of Spurgeon.

All are United States Citizens.

The business address of Van Kampen Asset Management Company,
LLC is 290 South County Farm Road, Third Floor, Wheaton, Il
60187.  The principal business of Van Kampen Asset Management
Company LLC is investment and asset management.

Page 7 of 31 Pages
IN THE COURT OF CHANCERY
IN AND FOR THE STATE OF DELAWARE


Grace Brothers, Ltd. and Banc of America 	C.A. No. 17612-NC
Securities LLC,
Plaintiffs,
v.
UniHolding Corporation, Unilabs Group
Limited, Unilabs Holdings SA, Edgard Zwirn,
Enrico Gherardi, Alessandra van Gemerden,
Tobias Fenster, Daniel Regolatti,
Pierre-Alain Blum, and Bruno Adam,
Defendants.

SECOND AMENDED COMPLAINT

This Amended Complaint is filed pursuant to Rule 15 of Delaware's Chancery Court Rules to supplement previous allegations of interest, domination and control and to provide additional factual information disclosed by the Defendants to the Securities and Exchange Commission.

As and for their Second Amended Complaint against Defendants UniHolding Corporation ("UniHolding"), Unilabs Group Limited ("UGL"), Unilabs Holdings SA ("Panama Holdings"), Edgard Zwirn ("Zwirn"), Enrico Gherardi ("Gherardi"), Alessandra van Gemerden("van Gemerden"), Tobias Fenster ("Fenster"), Daniel Regolatti("Regolatti"), Pierre-Alain Blum ("Blum"), and Bruno Adam ("Adam")(UniHolding, UGL, Panama Holdings, Zwirn, Gherardi, van Gemerden,Fenster, Regolatti, Blum, and Adam are collectively referred to as the "Defendants"), Plaintiffs Grace Brothers, Ltd. ("Grace Brothers") and Banc of America Securities LLC ("Banc of America") (Grace Brothers and Banc of America are jointly referred to as the "Plaintiffs") by and through their attorneys, Oppenheimer Wolff & Donnelly LLP and Klett Rooney Lieber & Schorling, states and alleges as follows:

Page 8 of 31 Pages
I. INTRODUCTION

1. Plaintiffs are minority shareholders of UniHolding. This is an action for damages against the Defendants relating to the violation of Plaintiffs' rights under 8 Del. C. Section 262.
This action also asserts claims against certain Defendants, who owned or controlled the majority of the common stock of UniHolding, for breach of their fiduciary duty owed to Grace Brothers and Banc of America as minority shareholders. Finally, this action asserts claims against certain officers and directors of UniHolding for corporate waste and mismanagement.

2. Each of the Defendants either participated in or knowingly facilitated the dissolution of UniHolding for the benefit of the Defendants and to the detriment of UniHolding and Plaintiffs as minority shareholders. As a result of Defendants'actions or inactions, UniHolding: (a) no longer has any business operations, (b) has been delisted from the NASDAQ Small Cap
Market, (c) has no revenue to fund operations, and (d) has pledged its only remaining asset to defend demands from minority shareholders for information pursuant to 8 Del. C. Section 220.
The self-dealing of the Defendants in this case has specially damaged Grace Brothers and Banc of America as minority U.S. shareholders of UniHolding.

II. PARTIES

3. Plaintiff Grace Brothers is an Illinois limited partnership, with its principal place of business in Evanston, Illinois.

4. Plaintiff Banc of America is a subsidiary of Bank of America
Corporation which is a Delaware corporation.

5. Defendant UniHolding is a corporation organized and existing under the laws of the State of Delaware, and was a Delaware corporation for all times relevant to this action.

6. Defendant UGL is a corporation organized and existing under the laws of the British Virgin Islands. The business address of UGL is: Unilabs Group Limited, 207-208 Neptune House, Marina
Bay, Gibralter.

7. Defendant Panama Holdings is a corporation organized and existing under the laws of Panama. The business address of Panama Holdings is: Unilabs Holdings SA, 53rd Street,
Urbanizaction ObarrioTorre Swiss Bank, Sixteenth Floor, Panama.

8. Defendant Zwirn is a citizen of Belgium, who lists his business address as Unilabs Group Limited, 207-208 Neptune House,
Marina Bay, Gibraltar.

9. On information and belief, Defendant Gherardi is not a citizen of the United States, but may be a resident of the United States.

Page 9 of 31 Pages
10. Defendant van Gemerden is not a resident of the United
States. Defendant van Gemerden lists her business address as Unilabs SA, 12 place de cornavin, CH 1211, Geneva, Switzerland.

11. On information and belief, Defendant Fenster is not a citizen of the United States. Defendant Fenster's address is listed as Vy-des-Crets 4, 1295 Mies, Switzerland.

12. On information and belief, Defendant Regolatti is not a citizen of the United States. Defendant Regolatti's address is listed as Ch. de la Cote-Rouge 13, 1805 Jongny, Switzerland.

13. Defendant Blum is a citizen of Switzerland, who lists his business address as IKF Holding SA, 6 Rue Duble, 2000 Neuchatel,
Switzerland.

14. Defendant Adam is a citizen of France, who lists his business address as Unilabs Group Limited, 207-208 Neptune House, Marina
Bay, Gibraltar.

III. JURISDICTION

15. Defendant UniHolding is a corporation organized and existing under the laws of the State of Delaware, and jurisdiction over UniHolding is proper in this Court pursuant to 10 Del. C. Section
1331.

16. Defendants Zwirn, Gherardi, van Gemerden, Fenster, Regolatti, and Blum (collectively referred to as "Defendant Directors") are all directors of UniHolding, and jurisdiction over such individuals is proper in this Court pursuant to 10 Del. C.
Section 3114.

17. On information and belief, both UGL and Panama Holdings are owned or controlled by Defendant Zwirn, and knowingly participated in the actions or inactions of UniHolding and the Defendant Directors to injure Plaintiffs as a minority shareholders of UniHolding and to deprive Plaintiffs of their rights under Delaware General Corporation law as a minority shareholders of UniHolding. Zwirn has sufficient contact with the State of Delaware through his participation in the operations of UniHolding making it reasonable for him to expect to be brought into an action in Delaware. Accordingly, and as more fully set forth below, jurisdiction over Defendants Zwirn, UGL, and Panama Holdings is proper pursuant to 10 Del. C. Section 3104.

18. Panama Holdings is a corporation organized under the laws of Panama. Plaintiffs will seek to serve Panama Holdings pursuant to the Inter-American Convention on Letters Rogatory and Additional Protocol to which the United States and Panama are signatory parties.

Page 10 of 31 Pages
19. Defendant Adam has performed work on behalf of UniHolding in the State of Delaware making it reasonable for him to expect to be brought into an action in Delaware, including, but not limited to the following:

a. Defendant Adam has regularly signed documents on behalf of UniHolding for filing with the Securities and Exchange
Commission;

b. Defendant Adam also has executed documents and participated in meetings of the Defendant Directors relevant to the Corporate
Transactions (as defined below);

c. Defendant Adam has participated in litigation in the State of Delaware by signing a Declaration dated November 9, 1999 relating to the demand by Grace Brothers under 8 Del. C. Section 220; and

d. Defendant Adam knew or should have known of the actions or inactions of the Defendant Directors to injure Plaintiffs as minority shareholders of UniHolding and to deprive Plaintiffs of their rights under Delaware General Corporation Law as minority shareholders of UniHolding. Accordingly, and as more fully set forth below, jurisdiction over Defendant Adam is proper pursuant to 10 Del. C. Section 3104.

IV. INTERESTS OF GRACE BROTHERS AND BANC OF AMERICA

20. Grace Brothers is the record owner of 12,600 shares of common stock of UniHolding. Grace Brothers is, and has been for all times relevant to this action, the beneficial owner of 444,587 shares of common stock of UniHolding.

21. Banc of America is, and has been for all times relevant to this action, the beneficial owner of 232,494 shares of common stock of UniHolding.

22. Plaintiffs entered into a Subparticipation Agreement ("Subparticipation Agreement") with Donaldson Lufkin & Jenrette Securities Corporation ("DLJ") under which they purchased a subparticipation interest in the November 7, 1996 Participation Agreement between DLJ and Unilab Corporation ("Participation Agreement").

23. As part of the Participation Agreement, DLJ purchased a 100% interest in a Promissory Note dated June 30, 1995 in the original principal amount of $15,000,000 of UGL and UniHolding, as makers, to Unilab Corporation ("Promissory Note"). The Promissory Note provided that if the debt was not paid in full by January 1, 1997, "payment shall be effected by UniHolding immediately converting the unpaid amount of such obligation into shares of UniHolding's publicly traded common stock."

24. The debt under the Promissory Note was not paid, and accordingly, on January 1, 1997, the Promissory Note converted into 1,394,963 shares of UniHolding common stock. Plaintiffs received their shares of UniHolding stock as part of this conversion on or about January 1, 1997.

Page 11 of 31 Pages
V. CORPORATE TRANSACTIONS

25. At the time Plaintiffs became beneficial owners of UniHolding common stock in January of 1997, UniHolding, through its subsidiaries, provided clinical laboratory testing services to physicians, managed care organizations, hospitals and other health care providers. The clinical laboratory business was operated through laboratories in Switzerland, Italy, Spain, Russia, and Turkey.

26. UniHolding also operated, up until February 27, 1998, a clinical testing division through Global Unilabs Clinical Trials, Ltd. ("GUCT"), a wholly-owned subsidiary of UniHolding. GUCT performed testing in relation to clinical tests for the pharmaceutical industry.

27. In April of 1997, Unilabs SA, a corporation organized and existing under the laws of Switzerland ("ULSA") was listed on the Swiss Exchange. As of May 1998, UniHolding held 54% of ULSA.
The remainder of the equity of ULSA was held by the public.

28. On information and belief, after the listing of ULSA, the Defendants determined that UniHolding was no longer necessary or desirable to their individual interests.

29. From August of 1997 through February of 1999, Defendants, individually or collectively, facilitated the following transactions affecting UniHolding and its business operations (collectively referred to as the "Corporate Transactions"):

A.	August 8, 1997 Proposed Merger

30. On or about August 8, 1997, UniHolding announced that it intended to merge into UGL, its wholly-owned subsidiary. The publicly-stated reason for the merger was to streamline the corporate structure of UniHolding and its subsidiaries.

31. UniHolding reported to shareholders that the principle concept of the merger was approved by the Board of Directors of UniHolding. It further stated that the proposed merger was subject to shareholder approval.

32. No shareholder approval was requested or obtained for a merger.

33. UniHolding did not make any further disclosure to shareholders regarding the proposed merger until October 29, 1998
(see paragraph 50 below).

B.	February 27, 1998 Clinical Trials Spin-off

Page 12 of 31 Pages
34. On or about January 13, 1998, the Board of Directors for
UniHolding voted to approve a spin-off of GUCT and its clinical trials business.

35. On February 27, 1998, GUCT was spun-off to UniHolding's shareholders.

36. The spin-off was effectuated in the form of a distribution by UniHolding to its shareholders of all the common stock of GUCT, a British Virgin Islands corporation.

37. The publicly-stated reason in the April 1, 1998 Form 8-K for the spin-off was as follows:
UniHolding's management and Board of Directors have concluded that the Distribution is in the best interests of UniHolding and its shareholders. They believe that the Distribution will (i) allow UniHolding to focus its attention on its Diagnostic Laboratory business, by creating a separate company focused on clinical trials testing for the pharmaceutical industry, and (ii) permit UniHolding and GUCT to offer management incentives more directly tied to the performance of their respective businesses. UniHolding management also believes that a separate clinical trials testing company with strategies, organizational goals and employee incentives more narrowly focused will be best able to maximize its own financial performance.

38. Shareholders of UniHolding received a pro rata share of 7.9 million shares of GUCT common stock as part of this transaction. UniHolding also retained $20 million, on a historical cost basis, of non-voting preferred stock in GUCT which it transferred to UGL, its then wholly-owned subsidiary.

39. The spin-off resulted in a net loss to UniHolding of $2.8 million.

40. After the spin-off, UniHolding reported in the April 1, 1998
Form 8-K:

GUCT intends to file a Registration Statement on Form 20-F as soon as practicable after audited financial statements of GUCT as of May 31, 1998, are available. When the Form 20-F is filed and becomes effective, GUCT will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file reports and other information with the Securities and Exchange Commission.

41. To date, GUCT has not filed a Form 20-F or any other disclosure with the SEC.

42. The stock of GUCT is not listed or traded on any public market.

C.	April 24, 1998 Stock Swap

Page 13 of 31 Pages
43. On or about April 24, 1998, UGL, at the time the wholly-owned subsidiary of UniHolding, issued new shares of UGL stock in exchange for the same number shares of common stock of UniHolding. The transaction was described as follows in the April 24, 1998 Form 8-K:

On April 24, 1998 the Registrant's subsidiary, Unilabs Group Limited ("UGL") issued 3,156,700 new shares of its common stock in exchange for the same number of shares of common stock of the Registrant [UniHolding]. The newly-issued UGL shares were issued to Unilabs Holdings SA and its affiliates and certain European institutional investors in exchange for shares of Registrant on a one-for-one basis. As a result of these transactions, UGL now directly holds approximately
3.9 million shares (60%) of the Registrant.

44. Before the stock swap, UniHolding held all of the outstanding common stock of UGL. After the stock swap, UniHolding held less than half of the common stock of UGL.

45. In an Amended Schedule 13-D dated April 24, 1998, UGL disclosed the reason for the stock swap as follows:
Panama Holdings and its affiliates and certain European institutional investors transferred their shares of the Issuer for the same number of UGL Shares because they preferred holding their investments through a British Virgin Islands entity (such as UGL) rather than a Delaware corporation (such as the Issuer). While the undersigned reporting persons have not solicited nor made any offer for additional transfers, they at present do not intend to oppose any effort by other shareholders of the Issuer to transfer their shares in consideration for UGL Shares of the same one-for-one basis.

UGL also plans to investigate the quoting or listing of the UGL Shares on various markets. Depending upon the progress with respect to such markets, there could be further developments and transactions involving UGL and the Issuer.

46. Before the stock swap, the stockholders of UniHolding held stock in a Delaware corporation with numerous subsidiaries. The stock swap resulted in the shareholders holding stock in the same Delaware corporation, with substantially less assets and organized as a subsidiary of a British Virgin Islands corporation.

47. Based on disclosures made by UniHolding to the Securities and Exchange Commission, Plaintiffs believe that Defendants Zwirn, Gherardi and van Gemerden exchanged their UniHolding shares for shares of UGL in connection with the February 1998 stock swap.

48. The stock of UGL is not listed or traded on a public market.

D.	April 24, 1998 Stock Swap Rescinded

Page 14 of 31 Pages
49. Sometime after the April 24, 1998 stock swap, the transaction was rescinded, and UniHolding again announced its intention to examine a merger with UGL.

50. In its Form 10-K filed on October 29, 1998, UniHolding stated:

On August 8, 1997, the Company announced its intention to merge UniHolding into its wholly-owned subsidiary, UGL, with a view toward streamlining the corporate structure. The proposed merger was and is subject to shareholder and regulatory approvals. In the fourth quarter of fiscal 1998, a major shareholder, Unilabs Holdings SA, a Panama corporation ("Holdings") reported the contribution to UGL of approximately 3.1 million shares of UniHolding common stock in exchange for the same number of shares of UGL common stock. However, this was rescinded. Accordingly, at present UGL remains a wholly-owned subsidiary of UniHolding. The Company is now continuing to examine the feasibility of the proposed merger with UGL.

51. UniHolding made no further public disclosure to shareholders regarding the rescission or proposed merger between UGL and UniHolding.

E.	February 25, 1999 Stock Swap

52. In a press release dated March 2, 1999, UniHolding disclosed the following transaction ("February 25, 1999 Stock Swap"):
Unilabs' European founders had until recently held their controlling stake through a holding company, Unilabs Group Limited, itself owned by UniHolding Corporation, a US, Nasdaq-listed, corporation. With a view to simplify the group's shareholding structure and avoid any subsequent confusion with this US corporation's activities, the founders of Swiss-ased Unilabs SA now hold their majority stake directly through Unilabs Group Limited.
 . . .
As summarized in the above Unilabs SA press release, the Board of Directors of UniHolding was informed by its subsidiary Unilabs Group Limited (a British Virgin Islands corporation, "UGL"), that UGL has reached a definitive agreement with Unilabs Holdings SA (a Panama corporation, "Holdings") on Holdings' own behalf and on behalf of affiliates of Holdings. Under such agreement, UGL has agreed to issue to Holdings approximately 2.8 million newly-issued shares of UGL common stock for a consideration consisting of approximately 2.8 million shares of UniHolding common stock. Prior to the transaction, Holdings was the single largest shareholder of UniHolding. According to UGL, the purpose of the transaction was to enable the controlling group, which includes the group founders, to simplify the structure of their holdings without necessarily proceeding with a more massive restructuring entailing for example the liquidation of UniHolding; a restructuring which might not have been in the best interest of the companies and all their shareholders, while, according to UGL the described transaction was made with a view to preserve the interests of the minority shareholders.

Page 15 of 31 Pages
53. No shareholder approval was requested or received with respect to the February 25, 1999 Stock Swap.

54. UniHolding's March 12, 1999 Form 8-K confirms that a stock swap occurred on February 25, 1999.
On February 25, 1999, the Registrant's subsidiary, Unilabs Group Limited ("UGL") issued approximately 2.8 million new shares of its common stock in exchange for the same number of shares of common stock of the Registrant. The newly-issued UGL shares were issued to Unilabs Holdings SA and its affiliates in exchange for shares of the Registrant on a one-or-one basis. As a result of these transactions, UGL now directly holds approximately 4.7 million shares (60%) of the Registrant. The Registrant continues to hold 2.5 million shares of UGL, the initial amount of UGL shares issued and outstanding when the Registrant owned 100% of UGL.

55. UniHolding did not disclose any information as to the February 25, 1999 Stock Swap or a possible merger with UGL in the October 29, 1998 Amended Form 10-Q; December 7, 1998 Amended Form 10-K; December 8, 1998 Amended Schedule 13-G; January 14, 1999 Form 10-Q; and January 14, 1999 Amended Form 10-Q.

56. Defendant Zwirn orchestrated the February 25, 1999 Stock Swap and, upon information and belief, other members of the UniHolding Board of Directors were intimately involved in the formulation and implementation of the "two-step" restructuring of UniHolding and its formerly wholly-wned subsidiary, UGL.

57. Upon information and belief, Defendants Zwirn, Gherardi and van Gemerden participated in and exchanged their UniHolding shares for shares of UGL as part of the February 25, 1999 Stock Swap.

58. The Defendant Directors had the ability, as the Board of Directors of UniHolding, to control the activities of its wholly-owned subsidiary, UGL, and to prevent UGL from issuing shares in connection with the February 25, 1998 Stock Swap.

VI. AFFILIATIONS OF DEFENDANTS

59. Defendant Zwirn is, and was at all times relevant to the Corporate Transactions, a Director, Chairman of the Board, and Chief Executive Officer of UniHolding. Zwirn is also a member of the Audit Committee of UniHolding.

60. Defendant Zwirn is, and was at all times relevant to the Corporate Transactions, a Director, Chairman of the Board, and President of UGL.

61. Defendant Zwirn is, and was at all times relevant to the Corporate Transactions, a Director and Chairman of the Board of Panama Holdings.
 On information and belief, at all times relevant to the Corporate Transactions, Panama Holdings was the largest shareholder of UGL.

Page 16 of 31 Pages
62. Defendant Zwirn is, and was at all times relevant to the Corporate Transactions a Director, Chairman of the Board, President, and Chief Operating Officer of Swiss Holdings, a corporation organized and operating under the laws of Switzerland. Panama Holdings is a wholly-wned subsidiary of Swiss Holdings.

63. Defendant Zwirn owns 23.3% of the voting and equity interests of Swiss Holdings, either individually or together with certain members of his immediate family. According to disclosures made by UniHolding to the Securities and Exchange Commission, Defendant Zwirn, individually and by virtue of his status as Chairman of the Board of Swiss Holdings, directly and beneficially owned and controlled over 3,149,866 shares of UniHolding voting common stock, or 42.3% of the issued and outstanding voting common stock of UniHolding, until the February 25, 1999 stock swap was consummated.

64. Defendant Zwirn is, and was at all times relevant to the Corporate Transactions, a Director and Chairman of the Board of ULSA. The stock of ULSA is publicly traded on the Swiss Exchange.

65. Defendant UGL owns a majority of the stock of ULSA.

66. Defendant Zwirn is, and was at all times relevant to the Corporate Transactions, a Director and Chairman of the Board of GUCT, Unilabs International, Limited ("UIL"), and UCT International, Inc. ("UCTI").
 (UGL, Swiss Holdings, Panama Holdings, ULSA, UIL, GUCT, and UCTI are collectively referred to as the "Affiliated Companies").

67. By virtue of his substantial direct and beneficial ownership of UniHolding common stock, Zwirn personally benefited from the Corporate Transactions at issue.

68. UGL owns 2,000,000 shares of preferred stock of GUCT, which it received from UniHolding when GUCT was spun-off to shareholders on February 27, 1999.

69. UCTI is a subsidiary of GUCT.

70. UIL is a subsidiary of UniHolding.

71. Defendant Adam is, and was at all times relevant to the Corporate Transactions, the Chief Financial Officer of UniHolding. Defendant Adam also was a Director of UniHolding from 1994 to 1996.

72. Defendant Adam is, and was at all times relevant to the Corporate Transactions, a Director of Panama Holdings.

Page 17 of 31 Pages
73. Defendant Adam is, and was at all times relevant to the Corporate Transactions, the Chief Financial Officer and Executive Vice President of Swiss Holdings.

74. Defendant Adam is, and was at all times relevant to the Corporate Transactions, the Chief Financial Officer of ULSA.

75. Defendant Adam has been a Director of UCTI since 1998.

76. Defendant Gheradi was at times relevant to the Corporate Transactions a Director and Secretary of UniHolding. UniHolding claims in documents that it filed with the Securities and Exchange Commission that Gherardi resigned from his directorship with UniHolding as of May 31, 1999. Documents produced by UniHolding pursuant to Grace Brothers'
Section 220 Demand, however, indicate that Gherardi was still a member of the Board of Directors when the Board met on June 16, 1999.

77. According to disclosures made by UniHolding to the Securities and Exchange Commission, Gherardi enjoyed beneficial ownership and control over 249,875 shares of UniHolding voting common stock, and these disclosures indicate that Gherardi held beneficial ownership of such shares until the consummation of the February 25, 1999 Stock Swap.

78. By virtue of his substantial direct and beneficial ownership of UniHolding common stock, Gherardi personally benefited from the Corporate Transactions.

79. Defendant Gheradi is, and was at all times relevant to the Corporate Transactions, a Director of ULSA.

80. In light of public disclosures made by UniHolding to the Securities and Exchange Commission, Plaintiffs believe that either Defendant
Gherardi or Defendant van Gemerden, or both, were at all times relevant to the Corporate Transactions a Director or Directors of UGL.

81. Defendant Gherardi has personal, financial and business relationships with, and is beholden to, Defendants Zwirn and UGL.
 Specifically, UniHolding's February 18, 2000 Form 10-K reveals that during the years 1997 through 1999, UGL subsidiary ULSA, a company controlled by Zwirn and in which Zwirn occupies the positions of Chairman of the Board and Director, caused to be made to a company affiliated with Gherardi payments exceeding $1.6 million in the form of unspecified consulting fees. In addition, during the years 1997 through 1999, GUCT, a company controlled by Zwirn and in which Zwirn is Chairman and a Director, caused to be made to a company affiliated with Gherardi payments of $300,000 per annum in the form of unspecified consulting fees.

Page 18 of 31 Pages
82. Gherardi occupied the position of UniHolding Director and occupies his current directorships with ULSA and UGL at the pleasure of Zwirn.
 By virtue of Zwirn's control over ULSA, the payments being made to businesses affiliated with Gherardi are also at the pleasure of Defendant Zwirn.

83. Defendant van Gemerden is, and was at all times relevant to the Corporate Transactions, a Director of UniHolding, UIL, GUCT, and UCTI. Defendant van Gemerden is the niece of Defendant Gheradi. Defendant van Gemerden holds her directorship positions at the pleasure of Defendant Zwirn.

84. According to disclosures made by UniHolding to the Securities and Exchange Commission, Defendant van Gemerden enjoyed beneficial ownership and control over 490,125 shares of UniHolding voting common stock, or 6.5% of the issued and outstanding voting common stock of UniHolding.
 These disclosures further indicate that van Gemerden enjoyed beneficial ownership of such shares until the February 25, 1999 stock swap was consummated.

85. By virtue of her substantial direct and beneficial ownership of UniHolding common stock, van Gemerden personally benefited from the Corporate Transactions.

86. Defendant van Gemerden has personal, financial and business relationships with, and is beholden to, Defendants Zwirn and UGL.
 Specifically, UniHolding's February 18, 2000 Form 10-K reveals that during the years 1997 through 1999, UGL subsidiary ULSA, a company controlled by Zwirn and in which Zwirn occupies the positions of Chairman of the Board and Director, caused to be made to a company affiliated with van Gemerden payments exceeding $1.6 million in the form of unspecified consulting fees. In addition, during the years 1997 through 1999, GUCT, a company controlled by Zwirn and in which Zwirn is Chairman and a Director, caused to be made to a company affiliated with van Gemerden payments of $300,000 per annum in the form of unspecified consulting fees. Such payments are being made to companies affiliated with van Gemerden at the pleasure of Defendant Zwirn.

87. Defendant Fenster is, and was at all times relevant to the Corporate Transactions, a Director of UniHolding, UIL, GUCT, and UCTI. Defendant Fenster is and was at all times relevant the Chief Executive Officer of United Laboratories Espana, SA ("ULSP"), the Spanish subsidiary of ULSA.
 Fenster occupies each of these positions at the pleasure of Zwirn. Defendant Fenster is the brother-in-law of Defendant Zwirn.

88. Defendant Regolatti is, and was at all times relevant to the Corporate Transactions, a Director of UniHolding and a member of the Audit Committee of UniHolding. Defendant Regolatti is also a Director of ULSA. Defendant Regolatti occupies these positions at the pleasure of Defendant Zwirn.

Page 19 of 31 Pages
89. Defendant Blum is, and was at all times relevant to the Corporate Transactions, a Director of UniHolding and a member of the Audit Committee of UniHolding. Defendant Blum is also a Director of ULSA.
 Defendant Blum occupies these positions at the pleasure of Defendant
Zwirn.

90. Eric Wavre ("Wavre") is, and was at all times relevant to the Corporate Transactions, the Executive Vice President, and Chief Financial and Administrative Officer of the European affairs of UniHolding. From 1994 through 1996, Wavre was a Director of UGL and Executive Vice President and Chief Financial Officer of UGL.

VII. DEMAND TO INSPECT CORPORATE BOOKS AND RECORDS UNDER SECTION 220 OF DELAWARE GENERAL CORPORATION LAW

91. On April 6, 1999, Mutual European Fund, through its authorized agent Franklin Mutual Advisers, Inc. ("FMAI"), caused to be delivered by personal service to UniHolding at its principal place of business at 96 Spring Street, New York, NY 10012, written demands, under oath, demanding the right, pursuant to Section 220(d) of the Delaware General Corporation Law, to inspect and to make copies or extracts of certain books and records of UniHolding ("Mutual European Demand"). FMAI had the voting authority respecting the shares of UniHolding which FMAI held for the benefit of Mutual European.

92. At the time of the Mutual European Demand, Mutual European Fund was the record owner of 500 shares of common stock of UniHolding. Mutual European Fund also was the beneficial holder of in excess of 500,000 shares of common stock of UniHolding.

93. In July of 1999, prior to resolution of the Mutual European Demand, Mutual European Fund sold all of its beneficial interests in the common stock of UniHolding. On information and belief, the stock was sold for approximately $2.00 a share. Plaintiffs have not been able to determine whether those shares were purchased by one or more of the Defendants, or individuals or entities controlled by one or more of the Defendants.

94. On April 7, 1999, Plaintiff Grace Brothers caused to be delivered by personal service, to UniHolding at its principal place of business at 96 Spring Street, New York, NY 10012, and by facsimile to UniHolding's counsel Eugene M. Cronin at Dolgenos Newman & Cronin LLP, 96 Spring Street, 8th Floor, New York, NY 10012, written demands, under oath, demanding the right, pursuant to Section 220(d) of the Delaware General Corporation Law, to inspect and to make copies or extracts of certain books and records of UniHolding ("Section 220 Demand").

95. The purpose of the Section 220 Demand was to obtain information regarding possible claims for corporate mismanagement and waste relating to the Corporate Transactions.

Page 20 of 31 Pages
96. On April 8, 1999, Grace Brothers served a copy of the Section 220 Demand by facsimile to UniHolding's counsel, Eugene M. Cronin at Dolgenos Newman & Cronin LLP, 96 Spring Street, 8th Floor, New York, NY 10012.

97. On April 30, 1999, Grace Brothers filed a complaint in Delaware Court of Chancery seeking to inspect the corporate documents of UniHolding. At the request of UniHolding, the trial on the Section 220 action was continued from September 14, 1999, to October 25, 1999, and finally, to December 3, 1999.

98. In an attempt to settle the Section 220 Demand, Grace Brothers narrowed the scope of the Section 220 Demand to include only those documents in the possession or control of UniHolding relating to the Corporate Transactions. A detailed summary of the information that UniHolding agreed to produce is attached as Exhibit A. On or about October 19, 1999, UniHolding agreed to produce all of the documents in its possession or control relating to items set forth in Exhibit A.

99. UniHolding, through its counsel, produced certain information to Grace Brothers on or about October 22 and October 26, 1999. On November 9, 1999, Bruno Adam as the Chief Financial Officer of UniHolding executed a statement under oath that the information delivered on or about October 22 and October 26, 1999 is all the information in the possession or control of UniHolding as requested in Exhibit A. A true and correct copy of the statement is attached as Exhibit B.

100. Among other things, the information produced to Grace Brothers by UniHolding indicates the following:

a. UniHolding either prepared or received drafts of corporate documents for a merger between UniHolding and UGL on or about November 1997;

b. The merger documents require the approval of shareholders of UniHolding to consummate the transaction;

c. UniHolding has no minutes or any other record of a meeting of its Board of Directors approving the merger;

d. UniHolding has no minutes or any other record of a meeting of its Board of Directors relating to: (1) the February 28, 1998 Clinical Trials Spin-off, (2) the April 24, 1998 Stock Swap, (3) the April 24, 1998 Stock Swap Rescission.

e. UniHolding has no reports, recommendations, analyses, fairness opinion, or other communication among its officers and directors (other than with counsel for UniHolding) relating to: (1) the February 28, 1998 Clinical Trials Spin-off, (2) the April 24, 1998 Stock Swap, (3) the April 24, 1998 Stock Swap Rescission.
Attached hereto as Exhibit C are true and correct copies of the memoranda and related minutes produced by UniHolding in response to Grace Brothers' Section 220 Demand.

Page 21 of 31 Pages
VIII. POST-DEMAND ACTIVITIES

101. After Grace Brothers filed its Section 220 Demand for information regarding the Corporate Transactions, the Board of Directors for UniHolding convened a meeting on June 16, 1999 to discuss whether UniHolding should take any action with respect to its shareholders.

102. At the June 16, 1999 meeting, the Board of Directors acknowledged and accepted the "restructuring" which the meeting minutes recite was initiated by its wholly-owned subsidiary, UGL. The Board also acknowledged that, as a result of the February 25, 1999 Stock Swap, UniHolding became a subsidiary of UGL.

103. UGL sent a memorandum dated June 7, 1999 regarding the February 25, 1999 Stock Swap to the UniHolding Board of Directors. UniHolding's Directors attached this memorandum to the minutes of their June 16, 1999 Board meeting. The expressed purpose of the memorandum was "to explain [to the UniHolding Board] the restructuring that has been undertaken by Unilabs Group Limited between UniHolding Corporation, Unilabs Group Limited, and their shareholders, including Unilabs Holdings ("UHP")."
 This "restructuring" was described as a two-step process, the first being the February 25, 1999 Stock Swap. "Step Two" of the "Restructuring" involved an exchange of UGL shares for UniHolding shares. According to the June 7, 1999 memorandum, however, "the UGL Board and the UniHolding Board" had already "reached an agreement in principle" relative to the restructuring in advance of the June 16, 1999 meeting of the Board of Directors. See Exhibit C at U0045.

104. In the June 7, 1999 memorandum, UGL stated that Panama Holdings (the controlling shareholder of UGL) and certain other non-U.S. stockholders of UniHolding have concluded that "the benefits of holding their indirect interest in ULSA through a US listed vehicle are significantly outweighed by their share of the costs of maintaining UniHolding and its US listing." UGL acknowledged that the February 25, 1999 Stock Swap was problematic because it had "the effect of diluting the UniHolding shareholders with respect to their indirect ownership in ULSA, the core operating entity" of UGL.

105. The two-step restructuring contemplated in the June 7, 1999 memorandum could not be carried out without the participation in and approval of the UniHolding Board of Directors.

106. As requested by UGL, the Board of Directors of UniHolding, as they had agreed to do prior to June 7, 1999, by unanimous written consent agreed to exchange 430,000 shares of UGL stock held by UniHolding for 5,856,272 shares of UniHolding held by UGL pursuant to a Stock Purchase Agreement dated September 3, 1999. In doing so, the Board of Directors implicitly acknowledged that UniHolding's common stock, which had been swapped for UGL common stock on a one-for-one basis just months before, had lost much of its value as a result of the Corporate Transactions in which they had engaged.

Page 22 of 31 Pages
107. On information and belief, Defendant Zwirn executed the Stock Purchase Agreement on behalf of UGL and Defendant Adam executed the Stock Purchase Agreement on behalf of UniHolding. If this transaction is consummated, UGL purportedly would no longer have any interest in UniHolding.

108. Under the direction of Zwirn as Chairman, the Board of Directors also authorized UniHolding to sell all non-trading assets of UniHolding to UGL for the sum of $10,000. This amount was purportedly the book value of the assets as of May 31, 1994. Zwirn explained to the Board "that, in view of the nature of the assets, it would be difficult if at all possible for a third party to perform a valuation of such assets with a view to come up with a range of fair values, and that such an independent valuation would only be a waste of effort and money." After the sale, the only asset of UniHolding is stock of UGL.

109. Also at the June 16, 1999 meeting, Zwirn advised the Board of Directors that UniHolding did not have any source of revenue to pay its day-to-day expenses. Zwirn further advised the Board of Directors "[i]n view of the new relationship between UGL and [UniHolding], he felt that, contrary to what happened previously, UGL would no longer make financial resources available to [UniHolding] and it was necessary to arrange for bridge financing." In light of this information, the Board of Directors authorized UniHolding to pledge 320,000 shares of its UGL common stock as collateral for a $500,000 loan.

110. As a result of the February 25, 1999 Stock Swap, and the subsequent actions of the Board of Directors, UniHolding: (a) no longer has any business operations, (b) has been delisted from the NASDAQ Small Cap Market, (c) has no revenue to fund operations, and (d) has pledged its only asset to defend the Section 220 Demand of Grace Brothers.

IX. LATE FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION

111. Throughout the period of the Corporate Transactions, UniHolding has failed to disclose material information regarding its business and the implications of the Corporate Transactions on its business to shareholders.

112. UniHoldings also has consistently failed to file its required disclosures with the Securities and Exchange Commission ("SEC") on a timely basis.

Page 23 of 31 Pages
113. On January 15, 1998, UniHolding filed a Form 12b-25 Notification of Late Filing for a Form 10-Q. Form 10-Q's are due 45 days after the end of the quarter, which quarter ended November 30, 1997. Accordingly, the Form 10-Q was originally due on January 14, 1998. The Form 12b-25 gave UniHolding an extension of five days from the original due date for the Form 10-Q. The five-day extension made the due date January 19, 1998.
 The Form 10-Q was filed on February 2, 1998. It was 19 days late from the original due date and 14 days past the extension. The reason given in the Form 12b-25 for the late filing was that:
The Registrant has been unable to assemble all of the material from certain affiliates necessary to effect the filing without unreasonable effort or expense and the Registrant has been delayed due to attention to a major transaction decided upon by the Board on January 13, 1998.

114. On April 14, 1998, UniHolding filed another Form 12b-25 Notification of Late Filing for a Form 10-Q. The Form 10-Q was for quarter ended February 28, 1998. It was originally due on April 14, 1998, and with the five-day extension was due on April 20, 1998. It was filed on April 20, 1998. The reason given in the Form 12b-25 for the late filing was:
The Registrant has been unable to assemble all of the materials from certain affiliates necessary to effect the filing without unreasonable effort or expense.

115. On September 1, 1998, UniHolding filed another Form 12b-25 Notification of Late Filing for its Form 10-K. The annual Form 10-K is due 90 days after the close of the fiscal year. UniHolding's fiscal year ended May 31 making the Form 10-K due August 31, 1998. The Form 10-K was due "on or before the fifteenth calendar day following the prescribed due date." September 1, 1998 Form 12b-25. The due date with the extension was September 15, 1998. The Form 10-K was not filed until October 26, 1998. It was 56 days late from the original filing date and 41 days late from the extension. The reason given in the Form 12b-25 Notification of Late Filing was:
The Registrant has been unable to assemble all of the material from certain affiliates necessary to effect the filing without unreasonable effort or expense.

116. On October 16, 1998, UniHolding filed another Form 12b-25 for the Form 10-Q for period ending August 31, 1998. It was due on October 15, 1998 and with the extension was due on October 20, 1998. It was filed on October 29, 1998. It was filed 14 days past the original due date and nine days past the extension. The reason given in the Form 12b-25 for the delay was:
As a result of delays in filing its Annual Report on Form 10-K for the fiscal year ended May 31, 1998 (which the Registrant expects to file next week), the Registrant has been unable to assemble and complete the filing without unreasonable effort or expense.

117. On April 15, 1999, UniHolding filed a Form 12b-25 Notification of Late Filing for its Form 10-Q. It filed the Form 10-Q on April 16, 1999. The reason given in the Form 12b-25 Notification of Late Filing was:
As a result of delays in obtaining the accounts of certain foreign subsidiaries, the Registrant has been delayed in preparing its accounts and has been unable, without unreasonable effort or expense, to complete the filing of the Form 10-Q for the period ended February 28, 1999 (which the Registrant expects to complete and file within the next day).

Page 24 of 31 Pages
118. On August 30, 1999, UniHolding filed another Form 12b-25 Notification of Late Filing for its Form 10-K. The annual Form 10-K was due on August 31, 1999. The reason given in the Form 12b-25 was:
The Registrant, which has several affiliates operating in different countries, has been unable to assemble all of the material from certain affiliates necessary to effect the filing without unreasonable expense. The due date with the extension was September 14, 1998. The Form 10-K was finally filed by UniHolding on February 18, 2000.

119. From October 16, 1996 through present, UniHolding filed an extension (Form 12b-25) for every annual report (Form 10-K) that was due and all but one quarterly report (Form 10-Q). On September 17, 1999, the SEC delisted UniHolding for its failure to timely file its annual Form 10-K originally due on August 31, 1999.

120. The trading price of UniHolding's common stock on the NASDAQ Small Cap Market has generally declined from a high of $23.50 a share in August of 1995 to a low of about $2.00 a share before being delisted.
 From and after January 1, 1997, when Plaintiffs acquired their shares, the trading price of UniHolding stock has generally declined from a price of approximately $12.00 in January of 1997 to a low of about $2.00 a share before being delisted. UniHolding has not paid any dividends to stockholders since Plaintiffs acquired their shares.

121. Contrary to the performance of UniHolding, the stock price of ULSA has risen consistently since going public in April of 1997. ULSA also has paid substantial dividends to its shareholders. On information and belief, the performance of ULSA has been to the substantial benefit of the Defendants.

X. DEMAND ON UNIHOLDING'S BOARD IS FUTILE

122. Plaintiffs restate and reallege paragraphs 1 through 121 above.

123. The conduct of the Defendants as set forth in paragraphs 1 through 120 of this Complaint has specially damaged Plaintiffs as minority U.S. shareholders.

124. The conduct of the Defendants as set forth in paragraphs 1 through 120 of this Complaint have generally damaged UniHolding.

Page 25 of 31 Pages
125. Defendant Zwirn beneficially owned and controlled the majority of the voting stock of UniHolding, through Swiss Holdings, Panama Holdings, UGL and other individuals and companies under the control of either Zwirn or UGL. By virtue of his ownership and controlling interest, Zwirn was self-interested and personally benefited from the Corporate Transactions in the following ways:
* Zwirn exchanged his substantial block of UniHolding shares, which shares are now interests in an insolvent corporation with no income producing assets, for more valuable shares of UGL.
* Zwirn appropriated control over all of UniHolding's income producing assets for the benefit of Panama Holdings for no consideration and without regard to the rights of minority shareholders under Delaware law.
* The restructuring benefited Zwirn and Panama Holdings by permitting them to hold their interests in UGL directly and without the perceived burdens they associated with holding their shares through the Delaware corporation they had earlier established.

126. Each of the Defendants who are officers or directors of UniHolding have substantial business and personal interests with Zwirn, UGL, and the Affiliated Companies such that they are beholden to Zwirn and not able to act independently and in the best interests of UniHolding and its minority U.S. shareholders:
* Each of the Director Defendants occupy directorship positions with UniHolding and one or more of the Affiliated Companies, and each serves in such position at the pleasure of Zwirn.
* Each of the Director Defendants received $10,000 in compensation during 1999 for serving as a Director of UniHolding.
* van Gemerden and Gherardi are affiliated with companies that received payments during the years 1997 through 1999 exceeding $2.6 million, which payments were made by companies controlled by Zwirn and at the pleasure of Zwirn.
* van Gemerden and Gherardi, who personally and beneficially owned substantial blocks of UniHolding shares, personally benefited from the February 25, 1999 Stock Swap for all of the reasons that Zwirn personally benefited.
* Fenster is Zwirn's brother-in-law, and occupies the position of Chief Executive Officer in a company Zwirn controls at the pleasure of Zwirn.

127. Defendant Zwirn directed the Director Defendants to endorse the February 25, 1999 Stock Swap, to consent to the September 3, 1999 stock exchange as the final step to the restructuring of UniHolding and UGL, and to engage in the related Corporate Transactions at issue.

128. Each of the Director Defendants have substantial conflicts of interest which prevent them from objectively considering a demand by Plaintiffs to bring any action against the Defendants on behalf of the corporation. These conflicts of interest and the futility of a demand on the Board of Directors of UniHolding are illustrated by the actions of the Board of Directors since Grace Brothers filed its Section 220 Demand on April 30, 1999.

Page 26 of 31 Pages
129. On or about June 16, 1999, the Board of Directors of UniHolding ratified the Corporate Transactions perpetrated by Zwirn and the majority shareholders of UniHolding. The Board of Directors resolved that management of UniHolding would seek to mitigate the concerns of Grace Brothers in its request for information with a view to "avoid a protracted legal claim which would only be a waste of money for all parties." Clearly, if the Board of Directors viewed the request of Grace Brothers for information regarding the Corporate Transactions as a waste of money", its view of a demand on the Board of Directors to ring an action to protect the interests of its minority U.S. shareholders would be no more favorable.

130. On or about June 16, 1999, the Board of Directors of UniHolding authorized Zwirn as Chairman of the Board to pledge stock of UGL owned by UniHolding, which is the only tangible asset of UniHolding, to defend against and fight the Section 220 Demand of Grace Brothers.

131. Under these circumstances, Plaintiffs' demand under 8 Del. C.
Section 327 and Rule 23.1 of Delaware's Chancery Court Rules would be futile.

XI. CLAIMS FOR RELIEF

COUNT I   -  MAJORITY SHAREHOLDER BREACH OF FIDUCIARY DUTY

132. Plaintiffs restates and realleges paragraphs 1 through 131 above.

133. Prior to the Corporate Transactions, UniHolding, as the parent company holding 100% of the voting stock of UGL, had direct or indirect control over the businesses of UGL and its subsidiaries. Among other things, this relationship allowed the funding of UniHolding and its business operations.

134. As a result of the February 25, 1999 Stock Swap, UniHolding is now a minority shareholder of UGL and has no direct or indirect control over the business operations of UGL and its subsidiaries. Moreover, UniHolding has no funding to carry on its business and has been delisted from the NASDAQ Small Cap Market.

135. Defendant Zwirn, in his capacity as a shareholder and through his positions of control of the Affiliated Companies, caused the corporate restructuring of UGL and UniHolding to the ultimate detriment of UniHolding and Plaintiffs as minority U.S. shareholders of UniHolding.

136. Defendants Zwirn and Panama Holdings, as the largest shareholder of UniHolding prior to the February 25, 1999 Stock Swap, directly benefited from consummation of the February 25, 1999 Stock Swap.

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137. As a result of their actions or inaction, Defendants Zwirn, UGL, and Panama Holdings breached their fiduciary duty as majority shareholders to Plaintiffs as minority U.S. shareholders of UniHolding.

138. The conduct of Defendants Zwirn, UGL, and Panama Holdings constitutes self-dealing and does not meet the test of entire fairness required under Delaware law. The conduct of Defendants Zwirn, UGL, and Panama Holdings has caused special injury to Plaintiffs as minority U.S. shareholders of UniHolding.

139. As a result of the actions or inaction of Defendants Zwirn, UGL, and Panama Holdings, Plaintiffs have been damaged in an undetermined amount in excess of $50,000.

COUNT II   -  USURPATION OF MINORITY SHAREHOLDER RIGHTS

140. Plaintiffs restate and reallege paragraphs 1 through 139 above.

141. But for their conflicts of interests, and the control exercised by Defendant Zwirn, the Defendant Directors would have required a merger of UGL and UniHolding as originally contemplated and announced to shareholders on or about August 8, 1997, and as subsequently announced on or about October 29, 1998 after the April 24, 1998 stock swap was rescinded.

142. In the event of a merger between UniHolding and UGL, Plaintiffs, as minority U.S. shareholders, would have voted against the merger and sserted their appraisal rights under 8 Del. C. Section 262.

143. The actions or inaction of the Defendants in facilitating the February 25, 1999 Stock Swap, and in subsequently endorsing the February 25, 1999 Stock Swap, violated the rights of Plaintiffs for an appraisal under 8 Del. C. Section 262.

144. The Defendant Directors knew or should have known of the self-ealing and control exercised by Zwirn, UGL, and Panama Holdings relating to the February 25, 1999 Stock Swap and the other Corporate Transactions.

145. The Defendant Directors knew or should have known that the February 25, 1999 Stock Swap would have the effect of violating the Plaintiffs' rights under 8 Del. C. Section 262.

146. The Defendant Directors knew or should have known that the February 25, 1999 Stock Swap would result in special injury to Plaintiffs as minority U.S. shareholders of UniHolding.

147. As a result of the action or inactions of Defendant Directors, Plaintiffs have been damaged in an undetermined amount in excess of $50,000.

COUNT III   -  BREACH OF FIDUCIARY DUTY OF LOYALTY

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148. Plaintiffs restate and reallege paragraphs 1 through 147 above.

149. The Defendant Directors owed a duty of loyalty to UniHolding and its shareholders.

150. Prior to the Corporate Transactions, UniHolding was the sole shareholder of UGL. As the sole shareholder of UGL, UniHolding, through the action or inaction of the Defendant Directors, allowed UGL to issue an additional 2,800,000 shares of UGL to Panama Holdings. Through this issuance, and as a result of the February 25, 1999 Stock Swap between UGL and Panama Holdings, UniHolding became a subsidiary of UGL holding only a minority interest in UGL.

151. By allowing the issuance of additional shares of UGL, and by subsequently ratifying the February 25, 1999 Stock Swap, the Defendant Directors acted in their own self-interest and to the detriment of UniHolding and Plaintiffs as minority U.S. shareholders.

152. By allowing the issuance of additional shares of stock of UGL, and by subsequently endorsing the February 25, 1999 Stock Swap, the Defendant Directors breached their duty of loyalty to UniHolding and Plaintiffs as minority U.S. shareholders.

153. By authorizing UniHolding to pledge its only asset to defend against the demands for information by Grace Brothers and Mutual
European Fund under 8 Del. C. Section 220, the Defendant Directors have breached their duty of loyalty.

154. Plaintiffs have been specially injured as a result of the conduct and self-dealing of the Defendant Directors.

155. As a result of the Defendant Directors' breaches, Plaintiffs have been damaged in an undetermined amount in excess of $50,000.

COUNT IV   -  BREACH OF FIDUCIARY DUTY OF CARE

156. Plaintiffs restate and reallege paragraphs 1 through 155 above.

157. The Defendant Directors owe a duty of care to discharge their responsibilities in the management of the business affairs of UniHolding with the degree of diligence that a prudent person would use under similar circumstances.

158. By allowing UGL, as a wholly-owned subsidiary of UniHolding, to issue additional shares of stock to consummate the February 25, 1999 Stock Swap for the sole benefit of the stockholders who own or control the majority of common stock in UniHolding, and to the detriment of Plaintiffs as minority U.S. stockholders, and by endorsing the series of transactions that led to the February 25, 1999 Stock Swap, the Defendant Directors failed in their duty of care. Moreover, the Defendant Directors have failed to establish the entire fairness of the Corporate Transactions.

Page 29 of 31 Pages
159. By allowing UniHolding's constant late filings with the SEC ultimately causing the delisting of the stock from NASDAQ Small Cap Market, the Defendant Directors have failed in their duty of care to Plaintiffs as minority U.S. shareholders.

160. By authorizing UniHolding to pledge its only asset to finance litigation against Grace Brothers and Mutual European Fund, two minority U.S. shareholders, the Defendant Directors have failed in their duty of care.

161. The conduct of the Defendant Directors as described above served no legitimate corporate purpose of UniHolding and was taken in bad faith to prefer the interests of Zwirn and the majority shareholders to the detriment and injury of minority shareholders.

162. Plaintiffs have been specially injured as a result of the conduct and self-dealing of the Defendant Directors.

163. As a result of the Defendant Directors' breaches, Plaintiffs have been damaged in an undetermined amount in excess of $50,000.

COUNT V  - CORPORATE WASTE

164. Plaintiffs restate and reallege paragraphs 1 through 163 above.

165. Defendants Zwirn, Gherardi, van Gemerden, Fenster, Regolatti, Blum, and Adam ("Defendant Officers and Directors"), as officers and directors of UniHolding, have a duty to act in the best interest of the corporation.

166. The actions or inaction of Defendant Officers and Directors in facilitating the Corporate Transactions did not benefit the corporation or Plaintiffs as minority U.S. shareholders.

167. The actions or inaction of Defendant Officers and Directors in facilitating the Corporate Transactions were detrimental to UniHolding and the trading price of UniHolding's stock on the NASDAQ Small Cap Market.

168. Defendant Officers and Directors knew or should have known of the self-dealing and control exercised by Zwirn, UGL, and Panama Holdings relating to the February 25, 1999 Stock Swap and the other Corporate Transactions.

169. Defendant Officers and Directors knew or should have known that the February 25, 1999 Stock Swap and their subsequent endorsement of same would result in UniHolding: (a) no longer having any business operations, (b) being delisted from the NASDAQ Small Cap Market, (c) no longer having a source of revenue to fund operations, and (d) pledging its only asset to fund operations of the company.

Page 30 of 31 Pages
170. The conduct of the Defendant Directors as described above served no legitimate corporate purpose of UniHolding and was taken in bad faith to prefer the interests of Zwirn and the majority shareholders to the detriment and injury of minority shareholders.

171. The actions or inaction of Defendant Officers and Directors constitute corporate waste.

172. Defendant Officers and Directors knew or should have known that the February 25, 1999 Stock Swap, and the Defendant Directors' subsequent endorsement of the February 25, 1999 Stock Swap, would result in special injury to Plaintiffs as minority U.S. shareholders of UniHolding.

173. As a result of the action or inaction of Defendant Officers and Directors, Plaintiffs, as minority U.S. shareholders, have been damaged in an undetermined amount in excess of $50,000.

COUNT VI   -  MISMANAGEMENT

174. Plaintiffs restate and reallege paragraphs 1 through 173 above.

175. Defendant Officers and Directors have a duty to act in the best interest of the corporation.

176. The actions or inaction of Defendant Officers and Directors in facilitating the Corporate Transactions did not benefit the corporation or Plaintiffs as minority U.S. shareholders of UniHolding.

177. Defendant Officers and Directors knew or should have known of the self-dealing and control exercised by Zwirn, UGL, and Panama Holdings relating to the February 25, 1999 Stock Swap and the other Corporate Transactions.

178. Defendant Officers and Directors failed to obtain reports, recommendations, analyses, and/or fairness opinions with respect to the Corporate Transactions or any transactions affecting the interests of UniHolding and its minority shareholders.

179. Defendant Officers and Directors knew or should have known that the February 25, 1999 Stock Swap and their subsequent endorsement of same would result in UniHolding: (a) no longer having any business operations, (b) being delisted from the NASDAQ Small Cap Market, (c) no longer having a source of revenue to fund operations, and (d) pledging its only asset to fund operations of the company.

180. The actions or inaction of Defendant Officers and Directors in facilitating the Corporate Transactions were detrimental to UniHolding and the trading price of UniHolding's stock on the NASDAQ Small Cap Market.

Page 31 of 31 Pages
181. The actions or inaction of Defendant Officers and Directors in allowing UniHolding's constant late filings with the SEC ultimately causing the delisting of the stock from NASDAQ Small Cap Market were etrimental to UniHolding and the trading price of UniHolding's stock on the NASDAQ Small Cap Market.

182. The actions or inaction of Defendant Officers and Directors constitute mismanagement of the corporate affairs of UniHolding.

183. Defendant Officers and Directors knew or should have known that the actions of Zwirn, UGL, and Panama Holdings would result in special injury to Plaintiffs as minority U.S. shareholders.

184. The conduct of the Defendant Directors as described above served no legitimate corporate purpose of UniHolding and was taken in bad faith to prefer the interests of Zwirn and the majority shareholders to the detriment and injury of minority shareholders.

185. As a result of the actions or inaction of Defendant Officers and Directors, Plaintiffs have been damaged in an undetermined amount in excess of $50,000.


XII. PRAYER FOR RELIEF

186. By reason of the foregoing, Plaintiffs request that this Court enter an order:

a. Granting Plaintiffs judgment against the Defendants for all direct and consequential damages they have suffered;

b. Granting Plaintiffs judgment against the Defendants for all attorneys fees and expenses in connection with this action; and

c. Granting Plaintiffs such other and further relief as the Court may deem appropriate, including costs, attorneys' fees, and expenses of this action.

Dated:  _____________			KLETT ROONEY LIEBER & SCHORLING
By:  ____________________________________
Richard S. Cobb
1201 Market Street, Suite 1501
Post Office Box 195
Wilmington, Delaware 19801
Telephone:	(302) 552-4200
Facsimile:	(302) 552-4295
-and-
OPPENHEIMER WOLFF & DONNELLY LLP
Michael B. Fisco
Jerome A. Miranowski
James M. Jorissen
3300 Plaza VII
45 South Seventh Street
Minneapolis, Minnesota 55402
Telephone:	(612) 607-7000
Facsimile:	(612) 607-7100
ATTORNEYS FOR PLAINTIFFS GRACE
BROTHERS, LTD. AND BANC OF AMERICA
SECURITIES LLC